Savers Value Village, Inc.
Subsidiaries of the Registrant

Legal Entity	State or Country of Incorporation or Organization
Savers Value Village, Inc.	Delaware
S-Evergreen Holding Corp.	Delaware
Evergreen AcqCo 1 LP	Delaware
Evergreen AcqCo 2, Inc.	Delaware
TVI, Inc.	Washington
Value Village Canada Inc.	British Columbia
Value Village Stores	British Columbia